

12061042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KOVACK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 N. FEDERAL HIGHWAY SUITE 1201
(No. and Street)

FORT LAUDERDALE, (City) FLORIDA (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD J. KOVACK 954-782-4771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIES, FINK AND WICHROWSKI
(Name – *if individual, state last, first, middle name*)

2201 W. SAMPLE ROAD, BLDG 9, SUITE 1B, POMPANO BEACH, FLORIDA 33073
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
08

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD J KOVACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOVACK SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH, D.C.
196
SECTION

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010
and
INDEPENDENT AUDITORS' REPORT

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

TABLE OF CONTENTS



A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying statements of financial condition of Kovack Securities, Inc. (a wholly owned subsidiary of Kovack Financial LLC) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. (a wholly owned subsidiary of Kovack Financial LLC) at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolies, Fink and Wichrowski

February 17, 2012

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Cash and cash equivalents	$ 1,672,527	$ 1,607,336
Deposits with clearing organizations	180,088	175,086
Receivables:		
Clearing brokers and insurance companies	517,494	523,860
Note receivable – stockholder		157,785
Employee advances	6,080	9,250
Prepaid expenses	36,206	59,066
Property and equipment, net of accumulated depreciation	193,017	165,328
Deposits and other assets	33,081	33,081
	$ 2,638,493	$ 2,730,792

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
Accounts payable and accrued expenses	$ 650,521	$ 341,424
Commissions payable	765,898	908,056
Due to related party	82,839	219,719
Deferred rent	49,588	60,830
	1,548,846	1,530,029
Stockholders' equity:		
Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued, and outstanding at December 31, 2011 and 2010, respectively	3,196	3,196
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2011 and 2010, respectively	316,471	316,471
Additional paid-in capital	4,569	4,569
Retained earnings	765,411	876,527
Total stockholders' equity	1,089,647	1,200,763
	$ 2,638,493	$ 2,730,792

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues:		
Commissions, interest and other income	$25,469,025	$22,594,279
Expenses:		
Commissions and clearing charges	17,769,099	15,472,064
Rent	219,580	222,797
Depreciation and amortization	52,194	55,339
Interest	7,772	7,024
Other	6,187,496	5,904,967
	24,236,141	21,662,191
Net income	$ 1,232,884	$ 932,088

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2011 AND 2010

	Number of Common Shares Voting	Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Total
Balance December 31, 2009	182	17,998	$ 319,843	$ 10,000	$ 850,567	$ 1,180,410
Distributions					(906,128)	(906,128)
Purchase and retirement of treasury stock	(2)	(174)	(176)	(5,431)		(5,607)
Net income	-	-	-	-	932,088	932,088
Balance December 31, 2010	180	17,824	$ 319,667	$ 4,569	$ 876,527	$ 1,200,763
Distributions					(1,344,000)	(1,344,000)
Net income	-	-	-	-	1,232,884	1,232,884
Balance December 31, 2011	180	17,824	$ 319,667	$ 4,569	$ 765,411	$ 1,089,647

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 1,232,884	$ 932,088
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	52,194	55,339
Deferred rents	(11,242)	60,830
Loss on disposition of assets		2,013
Accounts receivables	6,366	(191,810)
Accounts receivable - other	3,170	(4,250)
Note and accounts receivable stockholder	157,785	(157,785)
Prepaid expenses	22,860	(25,531)
Accounts payable and accrued expenses	309,097	(80,332)
Accounts payable related party	(136,880)	145,306
Commissions payable	(142,158)	198,111
Total adjustments	261,192	1,891
Total cash flows from operating activities	1,494,076	933,979
Cash flows (used in) investing activities:		
Purchase of property and equipment	(79,883)	(55,725)
Total cash flows (used in) investing activities	(79,883)	(55,725)
Cash flows (used in) financing activities:		
Stockholder distributions	(1,344,000)	(906,128)
Acquisition of treasury stock	-	(5,607)
Total cash flows (used in) financing activities	(1,344,000)	(911,735)
Net increase (decrease) in cash and cash equivalents	70,193	(33,481)
Cash and cash equivalents, beginning of period	1,782,422	1,815,903
Cash and cash equivalents, end of period	$1,852,615	$1,782,422
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 7,772	$ 7,024

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer with the SEC and FINRA. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, and subordinated notes payable approximate their carrying value.

Income taxes - The Company has elected by unanimous consent of its stockholders to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. Therefore, only nominal state income taxes have been included in the accompanying financial statements. The Company adopted FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109,*" ("FASB ASC 740-10") during 2011. This pronouncement seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. It prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. At adoption, the Company did not record any cumulative effect adjustment, and the Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit. Beginning with the tax year ending December 31, 2011 the Company will file a consolidated federal and state income tax returns with its parent.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 and 2010 consists of the following:

	2011	2010	Estimated useful lives
Office equipment and furniture	$ 482,841	$ 402,958	5 years
Leasehold improvements	37,327	37,327	7 years
	520,168	440,285	
Less accumulated depreciation	(327,151)	(274,957)	
	$ 193,017	$ 165,328	

Depreciation expense charged to income was $52,194 and $55,339 in 2011 and 2010, respectively.

4. LEASES

The Company has several non-cancelable leases for transportation equipment, and office facilities that expire over the next five years. The following is a schedule of future minimum lease payments (common area maintenance not included) for operating leases as of December 31, 2011: 2012 - $165,522, 2013 - $140,631, 2014 - $140,709, and 2015 - $145,039. Rental expense for the Company's corporate headquarters totaled $219,580 and $222,797 for the years ended 2011 and 2010, respectively.

5. PENSION PLAN

Beginning in 2007, the Company is sponsoring a 401K pension plan for the benefit of its employees. Contributions to the plan were $39,671 and $34,063 for the years ended December 31, 2011 and 2010, respectively.

6. COMMITTMEMTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $470,689 and $99,301 of settlement costs in 2011 and 2010, respectively.

Effective January 1, 2012 the Company entered into a Software and Service Agreement with a third party vendor to provide back-office brokerage software application and support. The initial term of the agreement extends through August 31, 2013, thereafter renewing annually, unless cancelled by either party. Future minimum rental payments and implementation fees under this agreement for the next three years are as follows: 2013 - $123,000, 2014 - $142,500 and 2015 - $138,300.

7. RELATED PARTY TRANSACTIONS

Kovack Securities, Inc. (KSI) acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors, Inc. (KAI) a registered investment advisor and related party. As the introducing broker/dealer, KSI provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the years ended December 31, 2011 and 2010, the Company earned commissions for this back office support of $856,147 and $542,464, and a management fee of $12,000 and $12,000 for services provided, respectively. On December 31, 2011 and 2010, KSI owed KAI $82,839 and $219,719, respectively.

8. COMMON STOCK

On December 31, 2008 the Company authorized the issuance of 100,000 shares of common stock to be split between 1,000 Voting shares, and 99,000 Non-Voting shares. Existing shareholders exchanged their shares on a pro-rate basis, 1 common share of Voting stock, and 99 common shares of Non-Voting for every 10 shares of previously held common stock resulting in the issuance of 182 Voting shares and 17,998 Non-Voting shares.

8. COMMON STOCK (continued)

On January 5, 2010 the Company acquired two shares of voting common stock, and 174 shares non-voting common stock from a former minority stockholder for a total acquisition price of $5,607. The shares were subsequently retired. Effective January 1, 2011 the stockholder's of Kovack Securities, Inc. exchanged 100% of their stock for 100% of the outstanding stock of Kovack Financial LLC in a tax fee exchange.

9. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center bank, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

10. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

10. FAIR VALUE MEASUREMENT (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 1,852,615	$ -	$ -	$ 1,852,615

11. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

12. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $806,231, which was $823,846 in excess of its required net capital of $82,256. The Company's net capital ratio was 1 to 1.

13. REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Fort Lauderdale, Florida, office of the Company, and in the regional office of the Securities and Exchange Commission.

14. SUBSEQUENT EVENTS

On February 13, 2012 the Company was notified that a as a result of an arbitration a plaintiff will receive damages in the amount of $300,000. The Company has recorded a liability for the full amount of the damages and related fees at December 31, 2011.

The Company has performed an evaluation of subsequent events through February 17, 2012, which is the date the financial statements were available for issue.

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$ 1,089,647
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	1,089,647
Deducts and or charges:	
Total non-allowable assets	(268,384)
Net capital before haircuts	821,263
Haircuts on securities:	
Other securities	-
Undue concentrations	-
Money markets	(15,032)
	(15,032)
Net capital	$ 806,231

RECONCILIATION:

Net capital, per page 3 of the December 31, 2011 un-audited Focus Report, as originally filed	$ 1,121,231
Net audit adjustments	(315,000)
Net capital, per December 31, 2011 audited report, as filed	$ 806,231



MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In planning and performing our audit of the financial statements of Kovack Securities, Inc. (a wholly owned subsidiary of Kovack Financial LLC) as of and for the year ended December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis, Fil and Weiskowski

Pompano Beach, Florida
February 17, 2012



MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Kovack Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kovack Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kovack Securities, Inc.'s management is responsible for the Kovack Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal of the Kovack Securities, Inc., noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with Kovack Securities, Inc. financial statements and general ledger and supporting schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Margolis, Fil and Weikowski

Pompano Beach, Florida
February 17, 2012

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050847 FINRA DEC
Kovack Secutities, Inc.
6541 N. Federal Highway
Suite 1201
Fort Lauderdale, FL 33308-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brian Kovack 954-782-4771

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 15,977

B. Less payment made with SIPC-6 filed (exclude interest) (5,852)
7/22/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,125

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,125

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kovack Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairman
(Title)

Dated the 21 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/, 2011 and ending 12/31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,469,025
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	18,323,015
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	592,877
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 162,528	
Enter the greater of line (i) or (ii)	162,528
Total deductions	19,078,420
2d. SIPC Net Operating Revenues	$ 6,390,605
2e. General Assessment @ .0025	$ 15,977

(to page 1 but not less than $150 minimum)